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                                   AGREEMENT

  This Agreement ("Agreement") is entered into on this the 23th day of October, 1995, by and between Brown & Root, Inc., a Delaware corporation, having its principal place of business in Houston, Texas (hereinafter "B&R") and Atlas Corporation, a Delaware corporation, having its principal place of business in Denver, Colorado (hereinafter "Atlas").

                                   RECITALS

WHEREAS, Atlas desires that B&R provide contract mining services (the "Work") at its Gold Pick and Gold Ridge mineral deposits situated in Eureka County, Nevada as set forth in the contract mining bid package dated August 1995 as transmitted to B&R, as later amended by a facsimile transmission from John Leahy ( Atlas' consulting project engineer) to B&R on August 28, 1995 (the "Project");

WHEREAS, B&R is willing, able and desires to perform the Work; and

WHEREAS, in connection with obtaining the contract to perform the Work, B&R has expressed a willingness to satisfy Atlas' request to guarantee a loan for the Project subject to the terms and conditions as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the value of which is hereby acknowledged, the Parties hereto agree as follows:

    I. Negotiation of Definitive Agreement Required.  This Agreement is not, in
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      itself, intended to be the definitive agreement between the Parties, but rather is intended by the Parties to serve as the framework of subsequent negotiations and documentation. The Parties agree to use their best efforts to reach a definitive agreement for performing the Work at the Project (the "Definitive Agreement") on or before November 30, 1995, which is of a similar nature to previous mining contracts
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      between Atlas and B&R and incorporates the terms and conditions set forth in this Agreement.

    II.Conditions precedent to negotiation of the Definitive Agreement.
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         (1)  Atlas hereby acknowledges that the obligation of B&R to negotiate the Definitive Agreement is expressly contingent upon the satisfactory completion of a due diligence review (the "Review") by B&R. Such Review will include, but not necessarily be limited to the following:

                (a) an independent evaluation to confirm the reasonableness of the assumptions used to develop Atlas' projected cash flows for the Project as presented to B&R at its Houston offices by Atlas on October 12, 1995 (the "Meeting").

                (b) a valuation of the proposed security that allows B&R to reasonably conclude that there is sufficient value in the collateral to satisfy Atlas' obligations to B&R under this Agreement.

        In the event that B&R is not satisfied (in its sole discretion) with the results of its Review, B&R may provide Atlas with written notice that it does not wish to proceed with the negotiation of the Definitive Agreement an d B&R will be relieved of any continuing obligations under this Agreement. The Review to be conducted by B&R shall be at its sole cost and shall be completed not later than November 15, 1995. Atlas agrees to provide or make available to B&R and/or its consultants all available information currently in Atlas' possession (including that maintained by consultants to Atlas) which B&R reasonably requests in order to complete the Review.

         (2) B&R hereby acknowledges that the obligation of Atlas to negotiate the Definitive Agreement is expressly contingent upon Atlas
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      completing, in its sole opinion, a satisfactory hedging program for the
      Project.

    III.Contract Price and Unit Costs.  B & R has agreed to perform the Work at
        ------------------------------
      the Project for a fee not to exceed Thirty One Million Five Hundred Thousand ($31,500,000.00) Dollars. The unit costs comprising such amount to perform the Work shall be apportioned approximately as set forth in the letter from B & R to Atlas dated September 11, 1995, attached hereto and incorporated herein by reference, and including revised mine plan assumptions specifically regarding a modified 40 foot drilling depth and adjustments as necessary to eliminate a third spread of mining equipment for intermittent mining of the Gold Ridge deposit, as discussed at the Meeting.

    IV. Loan Guarantee. B&R will provide a guarantee, in a form reasonably
        ---------------
      satisfactory to the lender, for Project financing to Atlas of $5.0 Million Dollars. This financing will be available to Atlas at that point in time during the Project after which Atlas has expended approximately $5.5 Million Dollars. Repayment of such financing shall commence not sooner than twenty-four months after commencement of the Work; provided that the full amount financed shall be repaid prior to completion of the Project.

    V. Security for the Guarantee.  Atlas will give B&R a security interest on
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      all of Atlas' interest in tangible real and personal property which constitutes the Gold Bar Properties and the Gold Bar mill, subject only to restrictions set forth in the Mining Venture Agreement dated July 26,
      1994, between Atlas and Rayrock Mines, Inc. and the rights to a percentage of throughput at the Atlas Gold Bar Mill granted to Granges Inc. pursuant to the Letter Agreement dated October 4, 1995, between Atlas and Granges Inc. B&R will exercise its rights in these properties only in the event of default under the terms of the Definitive Agreement and only to the extent reasonably necessary to satisfy the amount of such default. Upon complete satisfaction of all
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      outstanding obligations owed B&R under the guarantee, B&R will release its lien on the collateral. Upon completion of the Review, B&R reserves the right to require additional security to reasonably satisfy collateral requirements of the guarantee.

    VI.Net Profits Interest.  B&R, as additional compensation and incentive to
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      perform the Work in an efficient manner and in consideration of the $5.0
      Million loan guarantee, shall be entitled to receive a twenty (20%) percent net profit (non-operating) royalty interest in the after tax cash flows (net of any principal and interest on financing for the Project) from the Project. Such royalty payments to B&R shall be paid monthly as a percentage of revenue from the Project less mining, milling, site specific general and administrative costs, capital depreciation, and any financing costs associated with the loan guarantee as set forth in Section IV above. The aggregate of royalty payments hereunder shall not be less than $500,000 nor exceed $1,500,000.

    VII. Miscellaneous Provisions.  The Parties agree that this Agreement may be
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      executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Parties further agree that this agreement shall bind and inure to the benefit of the successors and assigns of the Parties; provided, however, that the Parties may not make any assignment, transfer, pledge or other disposition of this Agreement or any of their obligations, rights or interest hereunder without the prior written consent of the other Party and any such disposition not so consented to shall be void.

      Each Party represents and warrants that it has the requisite authority to execute this Agreement and that this Agreement is valid, binding and enforceable against it in accordance with its terms.
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  Executed on this the 23rd day of October, 1995.

  ATLAS CORPORATION                      BROWN & ROOT, INC.


  BY: /s/ Gerald E. Davis                      BY: /s/ John E. Sole
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        Gary E. Davis                                  John E. Sole
        President                                     Vice President